UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2022 and 2021

Page Number

Signatures	2

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule of Assets (Held as of End of Year)	20

Exhibit Index	47
Exhibit 23(1)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized
By:
/s/ Julie A. Sherwood
Julie A. Sherwood, SVP Treasury & Risk

Report of Independent Registered Public Accounting Firm

Benefits Finance Committee and Participants
AEP Retirement Savings 401(k) Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2021.
Columbus, Ohio
June 27, 2023

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	December 31,
	2022	2021
ASSETS
Investments at Fair Value	$4,028,215,236	$5,045,915,545

Investments at Contract Value	632,453,089	629,250,299

Notes Receivable from Participants	57,284,187	55,361,807

NET ASSETS AVAILABLE FOR BENEFITS	$4,717,952,512	$5,730,527,651

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2022 and 2021

	Years Ended December 31,
	2022	2021
INVESTMENT INCOME (LOSS)
Net Appreciation (Depreciation) in Investments	$(807,778,106)	$674,803,272
Interest and Dividend Income	23,542,137	23,738,442
Total Investment Income (Loss)	(784,235,969)	698,541,714

CONTRIBUTIONS
Participants	199,897,997	200,103,460
Employer	81,092,017	78,631,507
Total Contributions	280,990,014	278,734,967

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	2,648,194	3,070,484

DISTRIBUTIONS TO PARTICIPANTS	(505,070,736)	(605,668,883)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(596,295)	(671,220)
Investment Advisory and Management Fees	(5,960,347)	(7,058,886)
Other Fees	(350,000)	(369,736)
Total Administrative and Management Fees	(6,906,642)	(8,099,842)

NET (DECREASE) INCREASE IN NET ASSETS	(1,012,575,139)	366,578,440

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$5,730,527,651	$5,363,949,211

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$4,717,952,512	$5,730,527,651

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2022 and 2021

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. JPMorgan Chase Bank (JPMorgan) was the primary trustee for the Plan until the transition to The Bank of New York Mellon (BNYM) (Trustee) as primary trustee commenced effective January 29, 2021. Empower Annuity Insurance Company of America (formerly Great West Life & Annuity Insurance Company) (Empower Retirement) is the Plan record keeper. AEPSC appointed Empower Trust Company, LLC (formerly Great-West Trust Company, LLC) as the trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

Contributions

Prior to January 1, 2022, newly eligible employees were automatically enrolled in the Plan with a 3% pretax deferral. Such deferrals automatically increased each year by 1% to a maximum of 6%. Effective for paychecks issued on or after January 1, 2022, newly eligible employees and employees already subject to automatic enrollment are automatically enrolled with a 6% pretax deferral. Effective January 1, 2022, such deferrals automatically increase each year by 1% to a maximum of 10%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $20,500 for 2022 and $19,500 for 2021. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $6,500 for 2022 and 2021. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. During the Plan years ended 2022 and 2021, employees rolled in amounts totaling $12,704,089 and $16,981,700, respectively, which are included in participant contributions on the Statement of Changes in Net Assets Available for Benefits. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants generally may borrow from their plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. During March 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. Pursuant to the CARES Act, the Company changed the Plan to temporarily allow certain qualified participants to obtain COVID-19 related plan loans for the lesser of: (1)

$100,000 (increased from $50,000), or (2) 100% (increased from 50%) of the participant’s vested account balance. This was only available for plan loans made during the period from March 27, 2020 to September 22, 2020. The CARES Act also provided relief to participants with outstanding plan loans (on or after March 27, 2020) by allowing for a suspension of the loan payments (due from March 27, 2020 through December 31, 2020). During the suspension period, interest continued to accrue. The term of the loan may extend for a period of up to one year without violating the original term period. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2022 or 2021.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of the Trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth and estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds and money market funds.

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon; provided that certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship. Pursuant to the CARES Act, the Company changed the Plan to allow certain qualified participants impacted by COVID-19 to take withdrawals up to $100,000 between January 1, 2020 and December 30, 2020.

These COVID-19 related distributions were not subject to the early withdrawal penalty, or to 20% federal tax withholding; but they were subject to a 10% federal tax withholding requirement, and participants have the option to spread the applicable income tax resulting from the COVID-19 related distribution over a 3 year period. Participant who obtained a COVID-19 related distribution may repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer otherwise applicable taxation.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to JPMorgan, Empower Retirement and BNYM during 2022 and 2021 totaled $2,527,828 and $2,539,267, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in administrative fees. Investment related expenses are included in Net Appreciation (Depreciation) in Investments.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. As of December 31, 2022, the BFC consisted of AEPSC’s Chief Financial Officer, Treasurer, Senior Vice President - Chief Human Resources Officer, Senior Vice President - Strategy and Transformation, Executive Vice President - General

Counsel, Executive Vice President - Portfolio Optimization and Executive Vice President - Utilities. The IC consists of AEPSC’s Treasurer, Director of Trusts and Investments, Vice President Finance and Treasury, and Managing Director of Corporate Finance.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities, money market funds, and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Level 2 investments consist of significant other observable inputs other than Level 1 prices, such as quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. The practical expedient is not used when it is determined to be probably that the investments will sell for an amount different than the reported NAV. Items classified as Other are primarily common collective trusts. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for Plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2022 and 2021. The fund’s underlying investment or investments, usually a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable as of December 31, 2022 or the date these financial statements are issued.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2022 and 2021 involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: (1) JPMorgan acted as trustee and custodian under the Plan during 2021, while its affiliates acted as (a) investment managers for a number of the Plan’s investment options, (2) BNYM has acted as trustee and custodian under the Plan, while Mellon, an affiliate has acted as an investment manager in connection with the index funds held under the Plan's investment options and (3) Empower Trust Company, LLC has been acting as a trustee and custodian under the Plan, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts. Notes receivable from participants held by the Plan are also considered party-in-interest transactions. Certain investments within the Self Directed Brokerage account are considered party-in-interest transactions.

As of December 31, 2022 and 2021, the Plan held 3,303,820 and 3,583,960 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $185,079,875 and $192,820,317, respectively. During the year ended December 31, 2022, the Plan acquired 176,277 shares of that common stock with a fair value of $16,186,546 and disposed of 433,830 shares with a fair value of $23,595,217. During the year ended December 31, 2021, the Plan acquired 146,976 shares of that common stock with a fair value of $12,298,450 and disposed of 442,895 shares with a fair value of $16,511,053. During the years ended December 31, 2022 and 2021, the Plan recorded dividend income of $10,742,029 and $11,413,199, respectively, related to its investment in that common stock.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2022

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$475,488,575	$—	$—	$—	$475,488,575
AEP Stock	313,697,709	—	—	—	313,697,709
Subtotal Equities	789,186,284	—	—	—	789,186,284

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	167,745,036	167,745,036
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	403,045,496	403,045,496
Mellon Capital Stock Index Fund (a)	—	—	—	1,061,529,248	1,061,529,248
Mellon Capital International Stock Index Fund (a)	—	—	—	601,606,626	601,606,626
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	482,226,262	482,226,262
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	22,717,366	22,717,366
JPMorgan Strategic Property Fund (a)	—	—	—	81,680,531	81,680,531
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	50,083,740	50,083,740
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	144,994,815	144,994,815
Sands Capital International Growth CIT (a)	—	—	—	21,757,463	21,757,463
MetWest Total Return Bond Fund (a)	—	—	—	59,878,499	59,878,499
Subtotal Common/Collective Trusts	—	—	—	3,097,265,082	3,097,265,082

Self-Directed Brokerage Account (a)	63,270,334	—	—	17,577,113	80,847,447
Registered Investment Companies	22,378,370	—	—	—	22,378,370
Money Market Fund	43,307,804	—	—	—	43,307,804
Accrued Items and Unsettled Trades (a)	(1,171,915)	—	—	(3,597,836)	(4,769,751)

Total Assets Reflecting Investments at Fair Value	$916,970,877	$—	$—	$3,111,244,359	$4,028,215,236

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

Plan Assets within the Fair Value Hierarchy as of December 31, 2021

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$704,278,150	$—	$—	$—	$704,278,150
AEP Stock	318,864,921	—	—	—	318,864,921
Subtotal Equities	1,023,143,071	—	—	—	1,023,143,071

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	222,099,319	222,099,319
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	467,698,045	467,698,045
Mellon Capital Stock Index Fund (a)	—	—	—	1,308,710,375	1,308,710,375
Mellon Capital International Stock Index Fund (a)	—	—	—	717,537,755	717,537,755
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	608,665,464	608,665,464
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	27,585,802	27,585,802
JPMorgan Strategic Property Fund (a)	—	—	—	86,941,287	86,941,287
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	58,080,968	58,080,968
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	247,064,658	247,064,658
Sands Capital International Growth CIT (a)	—	—	—	29,734,845	29,734,845
MetWest Total Return Bond Fund (a)	—	—	—	74,892,930	74,892,930
Subtotal Common/Collective Trusts	—	—	—	3,849,011,448	3,849,011,448

Self-Directed Brokerage Account (a)	88,582,672	—	—	11,727,551	100,310,223
Registered Investment Companies	31,650,980	—	—	—	31,650,980
Cash Equivalents (a)	—	—	—	46,133,899	46,133,899
Accrued Items and Unsettled Trades (a)	356,825	—	—	(4,690,901)	(4,334,076)

Total Assets Reflecting Investments at Fair Value	$1,143,733,548	$—	$—	$3,902,181,997	$5,045,915,545

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

The following tables set forth a summary of the Plan's investments measured at Net Asset Value as a practical expedient as of December 31, 2022 and 2021:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2022

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$167,745,036	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	403,045,496	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,061,529,248	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	601,606,626	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	482,226,262	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	22,717,366	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	81,680,531	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	50,083,740	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	144,994,815	Daily	Trade Date + 1
Sands Capital International Growth CIT	21,757,463	Daily	Trade Date + 1
MetWest Total Return Bond Fund	59,878,499	Daily	Trade Date + 1
Self-Directed Brokerage Account	17,577,113	Daily	Trade Date + 1
Total Assets	$3,114,842,195

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2021

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$222,099,319	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	467,698,045	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,308,710,375	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	717,537,755	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	608,665,464	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	27,585,802	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	86,941,287	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	58,080,968	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	247,064,658	Daily	Trade Date + 1
Sands Capital International Growth CIT	29,734,845	Daily	Trade Date + 1
MetWest Total Return Bond Fund	74,892,930	Daily	Trade Date + 1
Self-Directed Brokerage Account	11,727,551	Daily	Trade Date + 1
Total Assets	$3,860,738,999

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2022 and 2021.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meets the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. SUBSEQUENT EVENTS

The Plan evaluated subsequent events from December 31, 2022 through June 27, 2023, the date these financial statements were available to be issued. The Plan is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2022	2021
Beginning Balance per Financial Statements	$55,361,807	$63,362,301
Less: Loans Deemed Distributed with No Post-Default Payments	(5,728,244)	(5,579,961)
Balance Reported on Form 5500	$49,633,563	$57,782,340

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2022	2021
Ending Balance per Financial Statements	$57,284,187	$55,361,807
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,717,136)	(5,728,244)
Balance Reported on Form 5500	$51,567,051	$49,633,563

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2022	2021
Beginning Balance per Financial Statements	$5,730,527,651	$5,363,949,211
Less: Loans Deemed Distributed with No Post-Default Payments	(5,728,244)	(5,579,961)
Beginning Balance Reported on Form 5500	$5,724,799,407	$5,358,369,250

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2022	2021
Ending Balance per Financial Statements	$4,717,952,512	$5,730,527,651
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,717,136)	(5,728,244)
Balance Reported on Form 5500	$4,712,235,376	$5,724,799,407

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2022	2021
Per Financial Statements	$(1,012,575,139)	$366,578,440
Less: Loans Deemed Distributed	11,108	(148,283)
Reported on Form 5500	$(1,012,564,031)	$366,430,157

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	MANAGED INCOME FUND

	MONEY MARKET FUND
	JP MORGAN US GOVERNMENT MONEY MARKET		$19,251,540
	TOTAL MONEY MARKET FUND		$19,251,540

	U.S. GOVERNMENT SECURITIES
	CES MU2 LLC		$655,372
	DY9 LEASING LLC		702,312
	EXIM BANK OF THE UNITED STATES		350,640
	FANNIE MAE OR FREDDIE MAC		3,290,118
	FANNIE MAE POOL		77,682,682
	FREDDIE MAC GOLD POOL		9,756,928
	FREDDIE MAC MULTIFAM STRUCT PT CERT		40,463
	FREDDIE MAC MULTIFAMILY STRUCTURED PT CERTIFICATES		1,846,985
	FREDDIE MAC NON GOLD POOL		9,240,211
	FREDDIE MAC POOL		26,841,851
	GNMA		2,529,934
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION		910,987
	HELIOS LEASING I LLC		150,194
	MSN 41079 AND 41084 LTD		256,724
	PETROLEOS MEXICANOS		1,150,310
	PHOENIX 2012 LLC		309,643
	RIMON LLC		551,672
	SBA SMALL BUSINESS INVESTMENT COS		11,347,767
	SEASONED CREDIT RISK TRANSFER TRUST		529,015
	SEASONED CREDIT RISK TRANSFER TRUST 2017-4		1,879,335
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2017-3		1,291,222
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-2		153,321
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-3		124,617
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-1		475,989
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-2		557,472
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-3		340,097
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-2		1,457,215
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-3		5,215,902
	SEASONED CREDIT RISK TRANSFER TRUST SERIES 2022-1		2,488,583
	UNITED STATES INT DEV FINANCE CORP		627,307
	UNITED STATES SMALL BUSINESS ADMINISTRATION		6,422,486
	UNITED STATES TREASURY NOTE/BOND		66,934,049
	TOTAL U.S. GOVERNMENT SECURITIES		$236,111,403

	CORPORATE DEBT INSTRUMENTS - PREFERRED
	ABILENE INDEPENDENT SCHOOL DISTRICT		$511,424
	ADVOCATE HEALTH & HOSPITALS CORP		474,282

	ALABAMA FEDERAL AID HIGHWAY FINANCE AUTHORITY	353,489
	ALABAMA POWER CO	301,979
	AMEREN ILLINOIS CO	469,366
	AMERICAN EXPRESS CO	2,135,202
	ARCHER-DANIELS-MIDLAND CO	146,078
	ASCENSION HEALTH	579,759
	BANK OF AMERICA CORP	5,745,291
	BANK OF MONTREAL	1,609,762
*	BANK OF NEW YORK MELLON CORP/THE	1,327,955
*	BANK OF NEW YORK MELLON/THE	252,095
	BANK OF NOVA SCOTIA/THE	1,599,975
	BMW US CAPITAL LLC	394,432
	BOERNE SCHOOL DISTRICT	1,203,196
	BP CAPITAL MARKETS AMERICA INC	128,021
	BPCE SA	678,047
	BRISTOL-MYERS SQUIBB CO	424,189
	CAMPBELL UNION HIGH SCHOOL DISTRICT	507,191
	CARGILL INC	637,309
	CEDARS-SINAI HEALTH SYSTEM	447,368
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	372,749
	CHIPPEWA VALLEY SCHOOLS	417,598
	CHRISTUS HEALTH	389,430
	CITY & COUNTY OF HONOLULU HI	420,816
	CITY OF CHESAPEAKE VA	438,291
	CITY OF HOUSTON TX	93,907
	CLEVELAND CLINIC HEALTH SYSTEM	678,266
	COAST COMMUNITY COLLEGE DISTRICT	457,565
	COMMONWEALTH BANK OF AUSTRALIA	494,832
	COMMONWEALTH EDISON CO	662,891
	COMMONWEALTH OF MASSACHUSETTS	1,991,792
	CONNECTICUT LIGHT AND POWER CO/THE	340,520
	CONOCOPHILLIPS CO	87,587
	COUNTY OF BEXAR TX	313,427
	DEACONESS HEALTH, IN	273,225
	DEKALB KANE LASALLE COUNTIES COMM COLLEGE DIST 523	235,046
	DOMINION ENERGY SOUTH CAROLINA INC	202,824
	DTE ELECTRIC CO	962,101
	DUKE ENERGY CAROLINAS LLC	262,102
	DUKE ENERGY FLORIDA LLC	336,293
	DUKE ENERGY PROGRESS LLC	312,531
	EAST OHIO GAS CO/THE	217,820
	EMERSON ELECTRIC CO	704,953
	EMORY UNIVERSITY	119,838
	ENTERGY LOUISIANA LLC	204,258
	EQUINOR ASA	351,111
	EVERGY KANSAS CENTRAL INC	327,233
	EVERGY METRO INC	418,888
	FEDERATION DES CAISSES DESJARDIN DU QUEBEC	613,554
	GGLAXOSMITHKLINE CAPITAL PLC	145,336
	GOLDMAN SACHS GROUP INC/THE	3,143,957
	GUARDIAN LIFE GLOBAL FUNDING	723,668
	HONOLULU CITY & COUNTY BOARD OF WATER SUPPLY	207,602
	HOUSTON TX UTILITY SYS REVENUE	239,073
	INDIANA UNIVERSITY	669,391
	INTEL CORP	494,228

JOHN DEERE CAPITAL CORP	427,184
JOHNS HOPKINS HEALTH SYSTEM CORP/THE	219,725
JPMORGAN CHASE & CO	5,374,190
KENTUCKY UTILITIES CO	769,102
LELAND STANFORD JUNIOR UNIVERSITY/THE	230,700
LOUISIANA LOCAL GOVT ENV FAC. & COMM DEV AUTH	1,866,289
MASSACHUSETTS SCHOOL BUILDING AUTHORITY	234,570
MASSMUTUAL GLOBAL FUNDING II	1,611,150
METROPOLITAN LIFE GLOBAL FUNDING I	761,693
MORGAN STANLEY	3,577,805
MOUNTAIN VIEW-WHISMAN SCHOOL DISTRICT	347,060
NATIONAL AUSTRALIA BANK LTD	395,214
NATIONAL AUSTRALIA BANK LTD/NEW YORK	240,744
NEW YORK HOSPITAL FOR SPECIAL SURGERY	74,280
NEW YORK LIFE GLOBAL FUNDING	869,768
NEW YORK STATE DORMITORY AUTHORITY	645,450
NORTH DAKOTA PUBLIC FINANCE AUTHORITY	655,656
NORTHERN STATES POWER CO/MN	67,093
NORTHWESTERN MUTUAL GLOBAL FUNDING	1,610,752
NTT FINANCE CORP	1,246,471
NYC TRANSIT FIN AUTH FUTURE TAX REV	292,080
NYC TRANSITIONAL FINANCE AUTH FUTURE TAX SEC REV	322,485
OHIOHEALTH CORP	451,498
OHLONE COMMUNITY COLLEGE DISTRICT	415,320
OKLAHOMA DEVELOPMENT FINANCE AUTHORITY	1,027,035
ONCOR ELECTRIC DELIVERY CO LLC	1,284,390
ORLANDO HEALTH OBLIGATED GROUP	316,604
PACIFIC LIFE GLOBAL FUNDING II	199,652
PACIFICORP	990,719
PEACEHEALTH OBLIGATED GROUP	269,654
PRICOA GLOBAL FUNDING I	561,491
PRINCIPAL LIFE GLOBAL FUNDING II	298,289
PROTECTIVE LIFE GLOBAL FUNDING	634,686
PUBLIC SERVICE ELECTRIC AND GAS CO	788,671
REGENTS OF THE U OF CA MED CENTER POOLED REVENUE	182,684
ROCHESTER GAS AND ELECTRIC CORP	331,492
ROYAL BANK OF CANADA	2,351,574
SAN DIEGO COMMUNITY COLLEGE DISTRICT	634,311
SAN DIEGO UNIFIED SCHOOL DISTRICT/CA	429,369
SAN JOSE REDEVELOPMENT AGENCY SUCCESSOR AGENCY	336,808
SANTA MONICA COMMUNITY COLLEGE DISTRICT	501,839
SHELL INTERNATIONAL FINANCE BV	985,152
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	452,520
SOUTH DAKOTA STATE BUILDING AUTHORITY	543,823
SPIRE MISSOURI INC	546,828

STANFORD HEALTH CARE	295,212
STATE OF CALIFORNIA	325,464
STATE OF HAWAII	1,101,830
STATE OF MISSISSIPPI	443,099
STATE OF OREGON	777,045
STATE OF TEXAS	655,964
STATE OF UTAH	371,847
STATE OF WISCONSIN	203,147
STATE STREET CORP	1,634,844
SUTTER HEALTH	169,033
TEXAS ELECTRIC MARKET STABILIZATION FUNDING N LLC	813,766
TORONTO-DOMINION BANK/THE	2,503,742
TOYOTA MOTOR CREDIT CORP	1,051,769
TRINITY HEALTH	521,296
TRUIST BANK	485,804
TSMC ARIZONA CORP	928,902
TSMC GLOBAL LTD	1,165,320
TWIN FALLS COUNTY SCHOOL DIST NO 411 TWIN FALLS	556,987
UBS AG/LONDON	560,993
UNION ELECTRIC CO	622,486
UNITEDHEALTH GROUP INC	570,175
UNIVERSITY OF CALIFORNIA	418,682
US BANCORP	1,777,876
VIRGINIA COLLEGE BUILDING AUTHORITY	771,488
VIRGINIA ELECTRIC AND POWER CO	346,515
WELLS FARGO & CO	2,864,216
WESTPAC BANKING CORP	181,172
WISCONSIN PUBLIC SERVICE CORP	112,145
YALE UNIVERSITY	386,926
TOTAL CORPORATE DEBT INSTRUMENTS - PREFERRED	$97,242,728

CORPORATE DEBT INSTRUMENTS - ALL OTHER
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2022-2	467,734
ABBVIE INC	394,452
AGILENT TECHNOLOGIES INC	157,080
ALBEMARLE CORP	460,971
ALEXANDRIA REAL ESTATE EQUITIES INC	890,901
ALLIANT ENERGY FINANCE LLC	188,997
ALLY AUTO RECEIVABLES TRUST 2019-3	9,749
ALLY AUTO RECEIVABLES TRUST 2022-2	554,983
ALLY AUTO RECEIVABLES TRUST 2022-3	428,024
AMERICAN HONDA FINANCE CORP	487,947
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST	302,026
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-2	90,942

AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-3	366,035
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2021-3	291,171
AMEX CREDIT ACCT MSTR TR	774,227
AMPHENOL CORP	280,612
ANALOG DEVICES INC	85,023
ANGLO AMERICAN CAPITAL PLC	869,014
AON CORP / AON GLOBAL HOLDINGS PLC	129,157
ARI FLEET LEASE TRUST 2021-A	373,441
ASTRAZENECA FINANCE LLC	245,310
AT&T INC	2,069,572
ATMOS ENERGY CORP	313,295
BA CREDIT CARD TRUST	901,218
BAE SYSTEMS HOLDINGS INC	571,728
BAE SYSTEMS PLC	227,682
BAKER HUGHES LLC/CO-OBL	323,721
BANK 2017-BNK5	679,473
BANK 2017-BNK6	1,075,570
BANK 2017-BNK8	338,340
BANK 2018-BNK11	831,760
BANK OF AMERICA COMMERCIAL MTG TRUST 2017-BNK3	488,964
BAXTER INTERNATIONAL INC	1,504,362
BAYER US FINANCE II LLC	814,859
BAYER US FINANCE LLC	229,019
BELL TELEPHONE CO OF CANADA OR BELL CANADA/THE	318,353
BLACK HILLS CORP	975,411
BMW VEHICLE LEASE TRUST 2022-1	972,461
BNP PARIBAS SA	1,407,282
BNP PARIBAS SEC CORP	304,981
BOCA COMMERCIAL MORTGAGE TRUST 2022-BOCA	275,124
BOEING CO/THE	1,072,663
BOSTON PROPERTIES LP	1,031,408
BPR TRUST 2022-OANA	1,810,818
BRAZOS EDUCATION LOAN AUTHORITY	598,189
BRAZOS EDUCATION LOAN AUTHORITY INC	1,157,086
BRAZOS HIGHER EDUCATION AUTHORITY INC	106,755
BX COMMERCIAL MORTGAGE TRUST 2019-XL	372,574
BX COMMERCIAL MORTGAGE TRUST 2022-PSB	791,733
BX TRUST 2022-GPA	672,764
BX TRUST 2022-IND	1,145,202
CANADIAN NATURAL RESOURCES LTD	217,429
CANADIAN PACIFIC RAILWAY CO	650,639
CAPITAL ONE FINANCIAL CORP	1,411,068
CAPITAL ONE NA	358,722
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2019-2	31,621

CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2021-1	564,750
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2022-2	709,823
CARMAX AUTO OWNER TRUST 2019-4	188,167
CARMAX AUTO OWNER TRUST 2020-1	225,996
CARMAX AUTO OWNER TRUST 2020-2	156,132
CARMAX AUTO OWNER TRUST 2021-1	556,022
CARMAX AUTO OWNER TRUST 2022-1	697,805
CARMAX AUTO OWNER TRUST 2022-2	496,806
CARRIER GLOBAL CORP	765,735
CENTERPOINT ENERGY RESOURCES CORP	313,457
CGMS COMMERCIAL MORTGAGE TRUST 2017-B1	1,013,346
CHASE AUTO OWNER TRUST 2022-A	824,429
CHESAPEAKE FUNDING II LLC	745,195
CHEVRON PHILLIPS CHEMICAL CO LLC	299,677
CIGNA CORP	86,917
CITIGROUP COMMERCIAL MORTGAGE TRUST 2014-GC21	859,554
CITIGROUP COMMERCIAL MORTGAGE TRUST 2015-GC27	243,161
CITIGROUP COMMERCIAL MORTGAGE TRUST 2015-GC31	345,221
CITIGROUP COMMERCIAL MORTGAGE TRUST 2016-P6	400,302
CITIGROUP COMMERCIAL MORTGAGE TRUST 2018-B2	423,600
CITIGROUP INC	3,765,776
CITIZENS BANK NA/PROVIDENCE RI	816,948
CNH EQUIPMENT TRUST 2021-C	573,384
CNH EQUIPMENT TRUST 2022-B	658,664
CNH INDUSTRIAL CAPITAL LLC	276,962
COMCAST CORP	348,173
COMM 2013-CCRE10 MORTGAGE TRUST	473,445
COMM 2013-CCRE6 MORTGAGE TRUST	483,424
COMM 2013-CCRE7 MORTGAGE TRUST	208,663
COMM 2014-CCRE16 MORTGAGE TRUST	978,029
COMM 2014-CCRE17 MORTGAGE TRUST	1,820,639
COMM 2014-CCRE18 MORTGAGE TRUST	506,248
COMM 2014-CR14 MORTGAGE TRUST	1,558,577
COMM 2015-CCRE22 MORTGAGE TRUST	951,218
COMM 2015-DC1 MORTGAGE TRUST	236,217
COMM 2016-COR1 MORTGAGE TRUST	527,258
COMM 2016-CR28 MORTGAGE TRUST	753,787
COMMONSPIRIT HEALTH	67,630
COOPERATIEVE RABOBANK UA	1,657,832
COTERRA ENERGY INC	178,613
CREDIT SUISSE GROUP AG	479,680
CRH AMERICA INC	523,802
CSAIL 2015-C4 COMMERCIAL MORTGAGE TRUST	775,976
CSAIL 2016-C5 COMMERCIAL MORTGAGE TRUST	277,103

CSAIL 2018-C14 COMMERCIAL MORTGAGE TRUST	536,681
CUBESMART LP	190,360
CVS HEALTH CORP	721,809
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC	1,343,403
DANONE SA	491,682
DELL EQUIPMENT FINANCE TRUST 2020-2	309,519
DIAGEO CAPITAL PLC	449,401
DIGITAL REALTY TRUST LP	405,606
DISCOVER CARD EXECUTION NOTE TRUST	405,208
DLLAA 2021-1 LLC	965,625
DLLAD 2021-1 LLC	717,065
DLLMT 2021-1 LLC	512,768
DONLEN FLEET LEASE FUNDING 2 LLC	423,255
DTE ENERGY CO	227,793
DUPONT DE NEMOURS INC	954,072
EATON CORP	75,721
ECMC GROUP STUDENT LOAN TRUST 2018-2	720,021
ECOLAB INC	235,219
EDLINC STUDENT LOAN FUNDING TRUST 2012-1	72,850
EDSOUTH INDENTURE NO 2 LLC	40,328
EDU FUND OF SOUTH	237,808
EMD FINANCE LLC	716,472
ENBRIDGE INC	250,906
ENTERGY TEXAS INC	131,269
ENTERPRISE FLEET FINANCING 2019-3 LLC	12,538
ENTERPRISE FLEET FINANCING 2021-3 LLC	562,309
ENTERPRISE FLEET FINANCING 2022-2 LLC	696,263
ENTERPRISE FLEET FINANCING 2022-3 LLC	435,808
ENTERPRISE FLEET FINANCING 2022-4 LLC	281,922
ENTERPRISE FLEET FINANCING LLC	1,154,653
ENTERPRISE FLEET FUNDING 2021-1 LLC	241,703
ENTERPRISE PRODUCTS OPERATING LLC	703,054
EQUIFAX INC	847,856
ERP OPERATING LP	584,705
EVERGY MISSOURI WEST INC	200,318
EXELON CORP	46,315
FEDERAL REALTY INVESTMENT TRUST	1,337,735
FEDEX CORP	607,086
FIDELITY NATIONAL INFORMATION SERVICES INC	295,155
FIFTH THIRD BANCORP	914,212
FIFTH THIRD BANK NA	509,631
FISERV INC	1,187,458
FLORIDA GAS TRANSMISSION CO LLC	645,192
FMC CORP	260,871

FORD CREDIT AUTO LEASE TRUST 2022-A	574,324
FORD CREDIT AUTO OWNER TRUST	1,770,947
FORD CREDIT AUTO OWNER TRUST 2018-REV1	1,153,382
FORD CREDIT AUTO OWNER TRUST 2020-A	186,953
FORD CREDIT AUTO OWNER TRUST 2020-REV1	928,374
FORD CREDIT AUTO OWNER TRUST 2021-REV1	921,453
FORD CREDIT AUTO OWNER TRUST 2022-A	323,538
FORD CREDIT AUTO OWNER TRUST 2022-C	819,755
FORD CREDIT AUTO OWNER TRUST 2022-REV1	980,989
FORTUNE BRANDS INNOVATIONS INC	100,390
GE HEALTHCARE TECHNOLOGIES INC	836,102
GENERAL MILLS INC	236,533
GENERAL MOTORS FINANCIAL CO INC	1,237,905
GEORGIA-PACIFIC LLC	490,585
GILEAD SCIENCES INC	124,246
GM FINANCIAL AUTOMOBILE LEASING TRUST 2021-3	510,137
GM FINANCIAL AUTOMOBILE LEASING TRUST 2022-1	348,056
GM FINANCIAL AUTOMOBILE LEASING TRUST 2022-3	1,072,662
GM FINANCIAL CONSUMER AUTO REC TRUST 2021-1	745,295
GM FINANCIAL CONSUMER AUTO REC TRUST 2022-4	541,702
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2020-1	68,545
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2022-1	543,955
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2022-2	174,618
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	115,766
GM FINANCIAL REVOLVING RECEIVABLES TRUST 2021-1	557,304
GM FINANCIAL REVOLVING RECEIVABLES TRUST 2022-1	378,426
GS MORTGAGE SECURITIES TRUST 2013-GC13	462,875
GS MORTGAGE SECURITIES TRUST 2013-GC16	1,605,982
GS MORTGAGE SECURITIES TRUST 2014-GC26	1,641,061
GS MORTGAGE SECURITIES TRUST 2017-GS5	1,196,937
GS MORTGAGE SECURITIES TRUST 2017-GS6	535,334
GS MORTGAGE SECURITIES TRUST 2017-GS8	1,032,412
GSK CONSUMER HEALTHCARE CAPITAL UK PLC	560,127
GULFSTREAM NATURAL GAS SYSTEM LLC	219,071
HALLIBURTON CO	426,774
HARLEY-DAVIDSON MOTORCYCLE TRUST 2020-A	59,949
HARLEY-DAVIDSON MOTORCYCLE TRUST 2022-A	525,527
HEALTH CARE SERVICE CORP A MUTUAL LEGAL RESERVE CO	833,124
HEALTHPEAK PROPERTIES INC	570,729
HEWLETT PACKARD ENTERPRISE CO	496,315
HEXCEL CORP	312,345
HONDA AUTO RECEIVABLES 2019-4 OWNER TRUST	62,047
HONDA AUTO RECEIVABLES 2021-4 OWNER TRUST	218,340
HONDA AUTO RECEIVABLES 2022-1 OWNER TRUST	171,204

HONDA AUTO RECEIVABLES 2022-2 OWNER TRUST	823,057
HONDA MOTOR CO LTD	619,062
HP INC	847,087
HPEFS EQUIPMENT TRUST	469,853
HPEFS EQUIPMENT TRUST 2021-1	720,885
HPEFS EQUIPMENT TRUST 2021-2	494,067
HSBC HOLDINGS PLC	3,096,732
HUNTINGTON BANCSHARES INC/OH	319,450
HUNTINGTON NATIONAL BANK/THE	742,007
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2021-A	339,087
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2022-A	840,055
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2022-C	698,881
HYUNDAI AUTO RECEIVABLES TRUST 2021-C	226,796
INGREDION INC	153,412
INTERNATIONAL BUSINESS MACHINES CORP	967,884
INTERSTATE POWER AND LIGHT CO	416,047
INTOWN 2022-STAY MORTGAGE TRUST	244,149
JOHN DEERE OWNER TRUST 2021	833,863
JOHN DEERE OWNER TRUST 2021-B	341,751
JPMBB COMMERCIAL MORTGAGE SEC TRUST 2014-C26	518,847
JPMBB COMMERCIAL MORTGAGE SECURITIES TRUST 2016-C1	726,717
JPMBB COMML MTG SEC TR	331,831
JPMCC COMMERCIAL MORTGAGE SEC CORP	353,504
JPMDB COMMERCIAL MORTGAGE SECURITIES TRUST 2016-C4	568,578
JPMORGAN CHASE COMML MTG SEC TR	1,576,433
KEYBANK NA/CLEVELAND OH	821,553
KEYCORP	437,002
KIMCO REALTY CORP	462,330
KINDER MORGAN INC	363,251
KUBOTA CREDIT OWNER TRUST 2021-1	551,171
LENNOX INTERNATIONAL INC	182,304
LIFE 2022-BMR MORTGAGE TRUST	1,304,943
LOWE'S COS INC	744,897
M&T BANK CORP	340,469
MAGELLAN MIDSTREAM PARTNERS LP	576,309
MANUFACTURERS & TRADERS TRUST CO	253,021
MARATHON PETROLEUM CORP	576,099
MARSH & MCLENNAN COS INC	511,945
MARTIN MARIETTA MATERIALS INC	430,587
MASCO CORP	251,704
MCCORMICK & CO INC/MD	686,295
MD COMM DEV ADMIN HOUSING REV	45,065
MERCEDES-BENZ AUTO RECEIVABLES TRUST 2022-1	273,123
MERCEDES-BENZ FINANCE NORTH AMERICA LLC	1,557,323

MICHIGAN FINANCE AUTHORITY	251,972
MICROCHIP TECHNOLOGY INC	249,832
MID-AMERICA APARTMENTS LP	627,818
MISSOURI HIGHER EDUCATION LOAN AUTHORITY	337,809
MITSUBISHI UFJ FINANCIAL GROUP INC	2,689,495
MMAF EQUIPMENT FINANCE LLC 2018-A	93,429
MMAF EQUIPMENT FINANCE LLC 2019-A	453,301
MMAF EQUIPMENT FINANCE LLC 2019-B	354,479
MMAF EQUIPMENT FINANCE LLC 2021-A	598,890
MMAF EQUIPMENT FINANCE LLC 2022-A	1,031,614
MO STATE HIGHER ED STD ASST	21,243
MONDELEZ INTERNATIONAL HOLDINGS NETHERLANDS BV	1,032,627
MONDELEZ INTERNATIONAL INC	293,101
MONONGAHELA POWER CO	426,497
MORGAN STANLEY BAML TRUST	13,228
MORGAN STANLEY BAML TRUST 2014 C19	701,528
MORGAN STANLEY BAML TRUST 2014-C16	1,045,463
MORGAN STANLEY BAML TRUST 2015-C20	239,000
MORGAN STANLEY BAML TRUST 2015-C25	433,110
MORGAN STANLEY BAML TRUST 2016-C28	115,487
MORGAN STANLEY BAML TRUST 2016-C31	466,965
MORGAN STANLEY BAML TRUST 2016-C32	291,462
MORGAN STANLEY CAPITAL I TRUST 2018-H3	468,911
MPLX LP	858,895
NATIONAL RETAIL PROPERTIES INC	247,067
NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2021-E	399,236
NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2021-G	864,017
NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2022-A	255,039
NAVIENT STUDENT LOAN TRUST 2016-6	63,054
NAVIENT STUDENT LOAN TRUST 2021-1	1,306,684
NELNET STUDENT LOAN TRUST 2021-A	1,475,119
NELNET STUDENT LOAN TRUST 2021-B	502,106
NELNET STUDENT LOAN TRUST 2021-C	969,495
NELNET STUDENT LOAN TRUST 2021-D	1,606,038
NEXTERA ENERGY CAPITAL HOLDINGS INC	1,517,742
NISSAN AUTO LEASE TRUST 2020-B	7,175
NISSAN AUTO LEASE TRUST 2022-A	429,112
NISSAN AUTO RECEIVABLES 2020-A OWNER TRUST	261,293
NISSAN AUTO RECEIVABLES 2022-B OWNER TRUST	1,049,127
NORFOLK SOUTHERN CORP	288,293
NORTH TEXAS HIGHER EDUCATION AUTHORITY INC	1,324,124
NORTHROP GRUMMAN CORP	829,524
NORTHWESTERN CORP	198,678
NUCOR CORP	461,483

NUTRIEN LTD	482,109
NXP BV / NXP FUNDING LLC / NXP USA INC	507,497
OKLAHOMA GAS AND ELECTRIC CO	127,753
ORACLE CORP	2,360,377
OTIS WORLDWIDE CORP	531,800
PACKAGING CORP OF AMERICA	165,801
PARKER-HANNIFIN CORP	1,309,937
PAYPAL HOLDINGS INC	87,117
PERKINELMER INC	792,601
PERNOD RICARD INTERNATIONAL FINANCE LLC	190,905
PHEAA STUDENT LOAN TRUST 2014-2	630,264
PHILLIPS 66	668,352
PIONEER NATURAL RESOURCES CO	147,634
PNC FINANCIAL SERVICES GROUP INC/THE	624,501
PPG INDUSTRIES INC	299,933
PROLOGIS LP	678,051
PUBLIC SERVICE ENTERPRISE GROUP INC	144,612
RAYTHEON TECHNOLOGIES CORP	913,640
REALTY INCOME CORP	308,028
REGIONS FINANCIAL CORP	334,635
RELX CAPITAL INC	521,570
ROGERS COMMUNICATIONS INC	790,340
ROLLS-ROYCE PLC	250,493
ROPER TECHNOLOGIES INC	634,955
RYDER SYSTEM INC	219,238
SABINE PASS LIQUEFACTION LLC	270,252
SANTANDER DRIVE AUTO RECEIVABLES TRUST 2022-5	1,091,524
SANTANDER DRIVE AUTO RECEIVABLES TRUST 2022-6	623,534
SANTANDER RETAIL AUTO LEASE TRUST 2020-B	731,787
SANTANDER RETAIL AUTO LEASE TRUST 2021-A	745,752
SANTANDER RETAIL AUTO LEASE TRUST 2021-B	899,102
SANTANDER RETAIL AUTO LEASE TRUST 2021-C	462,439
SANTANDER RETAIL AUTO LEASE TRUST 2022-A	530,104
SEALED AIR CORP	182,268
SEMPRA ENERGY	193,582
SHERWIN-WILLIAMS CO/THE	606,896
SIMON PROPERTY GROUP LP	484,196
SLM STUDENT LOAN TRUST 2003-10	1,734,892
STANLEY BLACK & DECKER INC	386,420
STARBUCKS CORP	224,761
STUDENT LOAN CORP	373,882
SUMITOMO MITSUI FINANCIAL GROUP INC	1,697,083
TAKE-TWO INTERACTIVE SOFTWARE INC	250,334
TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST 2022-DPM	1,339,180

T-MOBILE US TRUST 2022-1	840,397
T-MOBILE USA INC	403,051
TOWD POINT MORTGAGE TRUST 2017-1	48,871
TOWD POINT MORTGAGE TRUST 2017-5	14,022
TOWD POINT MORTGAGE TRUST 2017-6	228,408
TOWD POINT MORTGAGE TRUST 2018-2	616,373
TOWD POINT MORTGAGE TRUST 2018-3	543,048
TOWD POINT MORTGAGE TRUST 2019-4	787,673
TOWD POINT MORTGAGE TRUST 2021-1	515,216
TOWD POINT MORTGAGE TRUST 2022-1	801,635
TOWD POINT MORTGAGE TRUST 2022-4	752,136
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2019-1	800,399
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2020-1	1,373,573
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2021-1	1,765,998
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2022-1	1,110,691
TOYOTA AUTO RECEIVABLES 2019-D OWNER TRUST	45,321
TOYOTA AUTO RECEIVABLES 2021-D OWNER TRUST	306,285
TOYOTA AUTO RECEIVABLES 2022-A OWNER TRUST	593,090
TOYOTA AUTO RECEIVABLES 2022-C OWNER TRUST	420,462
TOYOTA AUTO RECEIVABLES 2022-D OWNER TRUST	547,841
TOYOTA LEASE OWNER TRUST 2022-A	405,336
TRANE TECHNOLOGIES LUXEMBOURG FINANCE SA	862,178
TRANS-ALLEGHENY INTERSTATE LINE CO	193,845
TRUIST FINANCIAL CORP	1,274,399
UBS COMMERCIAL MORTGAGE TRUST 2017-C3	481,483
UBS COMMERCIAL MORTGAGE TRUST 2017-C6	506,665
UBS COMMERCIAL MORTGAGE TRUST 2017-C7	449,487
UBS COMMERCIAL MORTGAGE TRUST 2018-C8	563,578
UBS GROUP AG	1,671,179
UDR INC	280,666
UNION PACIFIC CORP	227,530
VENTAS REALTY LP	355,822
VERIZON COMMUNICATIONS INC	840,208
VERIZON MASTER TRUST	2,587,718
VERIZON OWNER TRUST 2019-C	25,280
VERMONT STD ASST CORP	595,956
VOLKSWAGEN AUTO LEASE TRUST 2022-A	499,627
VOLKSWAGEN GROUP OF AMERICA FINANCE LLC	589,511
VOLVO FINANCIAL EQUIPMENT LLC SERIES 2020-1	503,206
WARNERMEDIA HOLDINGS INC	995,717
WASTE MANAGEMENT INC	158,918
WEC ENERGY GROUP INC	1,078,833
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2015-C28	477,874
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2016-C35	781,410
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2016-LC24	466,150

WELLS FARGO COMMERCIAL MORTGAGE TRUST 2016-NXS6	433,503
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2017-C38	354,783
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2017-C39	1,337,778
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2017-C40	701,322
WELLS FARGO COMMERCIAL MORTGAGE TRUST 2018-C43	965,087
WELLTOWER INC	1,078,118
WFRBS COMMERCIAL MORTGAGE TRUST 2013-C17	1,972,281
WFRBS COMMERCIAL MORTGAGE TRUST 2014-C20	1,231,633
WFRBS COMMERCIAL MORTGAGE TRUST 2014-C24	502,265
WFRBS COMMERCIAL MORTGAGE TRUST 2014-C25	423,281
WILLIAMS COS INC/THE	376,581
WISCONSIN POWER AND LIGHT CO	298,608
WMRK COMMERCIAL MORTGAGE TRUST 2022-WMRK	354,815
WORLD OMNI AUTO LEASE SEC TRUST 2021-A	378,533
WORLD OMNI AUTO LEASE SEC TRUST 2022-A	499,844
WORLD OMNI AUTO RECEIVABLES TRUST 2020-C	517,539
WORLD OMNI AUTO RECEIVABLES TRUST 2022-A	561,773
WORLD OMNI AUTO RECEIVABLES TRUST 2022-C	448,556
WORLD OMNI AUTOMOBILE LEASE SEC TRUST 2020-B	254,013
WRKCO INC	279,835
XCEL ENERGY INC	467,002
TOTAL CORPORATE DEBT INSTRUMENTS - ALL OTHER	$236,209,840

Net Assets Pending Settlement	$(2,928,794)

SUBTOTAL STABLE VALUE FUND	$585,886,717

TOTAL - INVESTMENT CONTRACTS	$585,886,717
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	$46,566,372
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$632,453,089

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	MONEY MARKET FUND
	JP MORGAN US GOVT MM FUND 3164		$43,307,804
	TOTAL MONEY MARKET FUND		$43,307,804

	COMMON / COLLECTIVE TRUSTS
	AMERIPRISE TR CO COLLECTIVE INVT TR		$144,994,815
*	BK OF NY MELLON/EB DL NON SL MID CA		403,045,496
*	BK OF NY MELLON/EB DL NON SL SMALL		167,745,036
*	BK OF NY MELLON/EB DL NON SL STK IX		1,061,529,248
*	BK OF NY MELLON/EB DL NON-SL AGGREG		482,226,262
*	BK OF NY MELLON/EB DL NON-SL TREAS		22,717,366
*	BK OF NY MELLON/MELLON BK DL NON-SL INTL STK INDEX		601,606,626
*	BK OF NY MELLON/MELLON BK EB DL NON-SL EMERG MKTS		50,083,740
	JPM STRATEGIC PROPERTY FUND		81,680,531
	METWEST TOTAL RETURN BD FD CL C		59,878,499
	SANDS CAP COLLECTIVE INVT TR INTL GROWTH CIT CL C		21,757,463
	TOTAL COMMON / COLLECTIVE TRUSTS		$3,097,265,082

	AEP STOCK
*	AMERICAN ELECTRIC POWER CO INC		$313,697,709
	TOTAL AEP STOCK		$313,697,709

	CORPORATE STOCKS
	3M CO		$243,115
	8X8 INC		564,464
	ABBVIE INC		662,763
	ABM INDUSTRIES INC		496,927
	ACI WORLDWIDE INC		110,354
	ACUITY BRANDS INC		380,572
	ACV AUCTIONS INC		1,190,319
	ADOBE INC		3,102,807
	ADTALEM GLOBAL EDUCATION INC		699,457
	ADYEN NV ADR		1,800,900
	AERCAP HOLDINGS NV		239,520
	AES CORP/THE		132,555
	AGCO CORP		537,285
	AGIOS PHARMACEUTICALS INC		468,768
	AGNC INVESTMENT CORP		118,508
	AIR LEASE CORP		193,368
	AIRBNB INC		1,688,369
	ALASKA AIR GROUP INC		231,618
	ALIGHT INC		2,277,506
	ALIGN TECHNOLOGY INC		316,139
	ALLISON TRANSMISSION HOLDINGS		487,094

ALLY FINANCIAL INC	1,015,555
ALPHABET INC	10,787,765
ALTRA INDUSTRIAL MOTION CORP	290,863
AMAZON.COM INC	7,260,708
AMCOR PLC	100,199
AMDOCS LTD	984,083
AMEDISYS INC	219,710
AMERICAN TOWER CORP	2,046,356
AMERICOLD REALTY TRUST INC	137,841
AMERIPRISE FINANCIAL INC	524,658
AMERIS BANCORP	115,870
AMERISOURCEBERGEN CORP	660,023
AMGEN INC	595,142
AMICUS THERAPEUTICS INC	73,175
AMN HEALTHCARE SERVICES INC	860,398
AMPHENOL CORP	983,881
ANI PHARMACEUTICALS INC	124,995
APA CORP	701,320
APPLE INC	8,714,145
APPLIED MATERIALS INC	1,475,307
ARCH CAPITAL GROUP LTD	565,899
ARCH RESOURCES INC	196,765
ARCHER-DANIELS-MIDLAND CO	100,557
ARES COMMERCIAL REAL ESTATE CO	59,404
ARISTA NETWORKS INC	1,003,686
ARROW ELECTRONICS INC	175,050
ARVINAS INC	344,324
ASGN INC	375,297
ASHLAND INC	323,665
ASPEN TECHNOLOGY INC	2,476,179
ASSURANT INC	654,814
ASSURED GUARANTY LTD	300,405
ATI INC	111,766
ATKORE INC	220,715
ATLASSIAN CORP	1,550,594
AUTOLIV INC	216,185
AUTOZONE INC	569,688
AVALONBAY COMMUNITIES INC	263,924
AVANTOR INC	702,360
AVIENT CORP	196,618
AVIS BUDGET GROUP INC	437,201
AVNET INC	243,576
AXALTA COATING SYSTEMS LTD	313,128
AXIS CAPITAL HOLDINGS LTD	1,436,480
AXOGEN INC	256,596
AZENTA INC	2,272,385
BAKER HUGHES CO	2,129,054
BANK OF AMERICA CORP	1,337,882
BANK OZK	517,896
BEACON ROOFING SUPPLY INC	200,232
BELDEN INC	680,893
BERKSHIRE HATHAWAY INC	2,359,996
BERKSHIRE HILLS BANCORP INC	132,726
BERRY GLOBAL GROUP INC	107,324
BIOGEN INC	600,363

BIO-TECHNE CORP	3,393,604
BJ'S WHOLESALE CLUB HOLDINGS I	544,034
BLACKSTONE MORTGAGE TRUST INC	95,688
BLOOMIN' BRANDS INC	398,939
BOEING CO/THE	1,404,864
BOOZ ALLEN HAMILTON HOLDING CO	983,429
BORGWARNER INC	239,005
BOYD GAMING CORP	552,443
BP PLC ADR	455,976
BRINK'S CO/THE	270,000
BRISTOL-MYERS SQUIBB CO	606,179
BUCKLE INC/THE	202,851
BWX TECHNOLOGIES INC	133,700
C4 THERAPEUTICS INC	285,483
CABOT CORP	407,056
CACTUS INC	131,782
CADENCE BANK	402,427
CADENCE DESIGN SYSTEMS INC	943,760
CALERES INC	140,297
CANADA GOOSE HOLDINGS INC	505,733
CANNAE HOLDINGS INC	318,588
CAPITAL BANCORP INC	132,930
CAPITAL ONE FINANCIAL CORP	2,928,240
CAPSTAR FINANCIAL HOLDINGS INC	86,675
CARDINAL HEALTH INC	2,067,957
CAREDX INC	400,445
CARGURUS INC	899,008
CARLISLE COS INC	867,192
CARMAX INC	454,909
CARTER'S INC	500,558
CASEY'S GENERAL STORES INC	546,517
CATALENT INC	139,621
CATHAY GENERAL BANCORP	106,747
CDW CORP/DE	1,000,405
CELANESE CORP	103,058
CENTENE CORP	621,308
CENTERPOINT ENERGY INC	181,889
CERTARA INC	833,005
CH ROBINSON WORLDWIDE INC	446,630
CHAMPIONX CORP	189,769
CHARLES RIVER LABORATORIES INT	3,453,279
CHECK POINT SOFTWARE TECHNOLOG	348,202
CHEMED CORP	269,507
CHEMOURS CO/THE	109,589
CHENIERE ENERGY INC	217,442
CHIPOTLE MEXICAN GRILL INC	1,719,100
CHORD ENERGY CORP	315,894
CHURCHILL DOWNS INC	1,203,460
CIGNA GROUP/THE	672,952
CIMPRESS PLC	410,312

CITIGROUP INC	469,894
CITIZENS FINANCIAL GROUP INC	530,353
CLEAN HARBORS INC	149,383
CLEARWATER PAPER CORP	157,516
CLEVELAND-CLIFFS INC	1,702,344
CMS ENERGY CORP	473,328
CNX RESOURCES CORP	386,276
COGNIZANT TECHNOLOGY SOLUTIONS	966,511
COMERICA INC	526,644
COMMERCIAL METALS CO	110,510
COMMSCOPE HOLDING CO INC	270,862
CONAGRA BRANDS INC	1,854,698
CONCENTRIX CORP	451,412
CONDUENT INC	148,372
CONNECTONE BANCORP INC	75,971
CONOCOPHILLIPS	451,586
CONSENSUS CLOUD SOLUTIONS INC	798,551
COOPER COS INC/THE	1,421,881
CORECIVIC INC	152,488
CORPORATE OFFICE PROPERTIES TR	461,161
COSTCO WHOLESALE CORP	2,949,447
COUPA SOFTWARE INC	2,218,818
COUSINS PROPERTIES INC	165,093
CRANE NXT CO	247,509
CROWDSTRIKE HOLDINGS INC	1,126,603
CUMMINS INC	247,378
CURTISS-WRIGHT CORP	531,696
CVS HEALTH CORP	589,800
DANAHER CORP	3,457,626
DARLING INGREDIENTS INC	115,228
DELEK US HOLDINGS INC	123,660
DEXCOM INC	2,202,744
DICK'S SPORTING GOODS INC	589,301
DILLARD'S INC	576,589
DIODES INC	246,313
DISCOVER FINANCIAL SERVICES	455,594
DOCUSIGN INC	591,054
DOLBY LABORATORIES INC	1,487,759
DONNELLEY FINANCIAL SOLUTIONS	353,570
DOVER CORP	875,019
DOW INC	106,524
DOXIMITY INC	368,019
DYNATRACE INC	707,516
EAST WEST BANCORP INC	407,921
EASTMAN CHEMICAL CO	439,369
ECOVYST INC	192,076

EDISON INTERNATIONAL	327,198
ELASTIC NV	1,632,808
ELEMENT SOLUTIONS INC	740,133
ELEVANCE HEALTH INC	617,616
ELI LILLY & CO	5,614,546
EMCOR GROUP INC	810,902
EMERSON ELECTRIC CO	239,285
ENCOMPASS HEALTH CORP	824,959
ENERPLUS CORP	427,324
ENERSYS	489,190
ENHABIT INC	98,772
ENOVIS CORP	196,525
ENTERGY CORP	497,588
ENVISTA HOLDINGS CORP	433,569
EPR PROPERTIES	86,982
EQT CORP	188,602
EQUITABLE HOLDINGS INC	504,718
ESAB CORP	179,234
ESSENT GROUP LTD	224,454
ESTEE LAUDER COS INC/THE	2,449,094
EURONET WORLDWIDE INC	1,058,377
EVERCORE INC	580,960
EVEREST RE GROUP LTD	376,985
EVERGY INC	327,299
EXPEDIA GROUP INC	136,130
F&G ANNUITIES & LIFE INC	16,483
FAIR ISAAC CORP	174,187
FARFETCH LTD	345,276
FEDERAL AGRICULTURAL MORTGAGE	266,221
FEDEX CORP	1,483,458
FIDELITY NATIONAL FINANCIAL IN	789,870
FIRST CITIZENS BANCSHARES INC/	182,765
FIRST HAWAIIAN INC	170,197
FIRST HORIZON CORP	237,822
FIRST INTERSTATE BANCSYSTEM IN	144,976
FIRST MERCHANTS CORP	250,237
FIRST OF LONG ISLAND CORP/THE	44,802
FIRST REPUBLIC BANK/CA	2,662,078
FIRSTCASH HOLDINGS INC	164,086
FLEETCOR TECHNOLOGIES INC	1,015,383
FLEX LTD	3,277,500
FLOOR & DECOR HOLDINGS INC	387,073
FMC CORP	2,361,965
FNB CORP/PA	196,272
FOOT LOCKER INC	270,425
FORTINET INC	1,000,289
FORTIVE CORP	616,479
FORWARD AIR CORP	1,052,152
FOX FACTORY HOLDING CORP	295,768
FRANKLIN RESOURCES INC	502,697
FRESH DEL MONTE PRODUCE INC	145,040
FRONTDOOR INC	1,425,507
FTI CONSULTING INC	358,729
GARTNER INC	1,003,714
GEN DIGITAL INC	254,674

GENERAC HOLDINGS INC	525,143
GENERAL MILLS INC	613,279
GENERAL MOTORS CO	2,212,839
GENTEX CORP	230,895
GENUINE PARTS CO	222,440
GERMAN AMERICAN BANCORP INC	156,660
GLOBAL PAYMENTS INC	590,557
GLOBALFOUNDRIES INC	1,180,299
GLOBE LIFE INC	218,798
GODADDY INC	442,336
GOLDMAN SACHS GROUP INC/THE	2,614,495
GRACO INC	2,867,496
GRAND CANYON EDUCATION INC	601,100
GRAPHIC PACKAGING HOLDING CO	1,807,902
GRAY TELEVISION INC	124,522
GROCERY OUTLET HOLDING CORP	2,722,639
H&R BLOCK INC	500,808
HAEMONETICS CORP	316,566
HANCOCK WHITNEY CORP	385,862
HANESBRANDS INC	546,012
HANOVER INSURANCE GROUP INC/TH	386,337
HARLEY-DAVIDSON INC	697,382
HARTFORD FINANCIAL SERVICES GR	539,530
HCA HEALTHCARE INC	657,970
HEALTHEQUITY INC	806,251
HEARTLAND EXPRESS INC	420,224
HELEN OF TROY LTD	153,056
HENRY SCHEIN INC	1,814,966
HERBALIFE LTD	153,413
HIGHWOODS PROPERTIES INC	156,548
HILLENBRAND INC	268,565
HOLOGIC INC	2,539,874
HOME BANCSHARES INC/AR	97,610
HOME DEPOT INC/THE	3,680,085
HOWMET AEROSPACE INC	2,254,252
HUB GROUP INC	231,236
HUBSPOT INC	468,391
HUMANA INC	2,755,070
HUNTINGTON BANCSHARES INC/OH	247,159
HUNTINGTON INGALLS INDUSTRIES	2,328,715
HUNTSMAN CORP	98,653
ICON PLC	659,090
INGEVITY CORP	146,938
INGREDION INC	341,384
INNOVATIVE INDUSTRIAL PROPERTI	172,903

INSIGHT ENTERPRISES INC	314,547
INSTALLED BUILDING PRODUCTS IN	207,751
INTERDIGITAL INC	202,373
INTERNATIONAL GAME TECHNOLOGY	257,826
INTERNATIONAL PAPER CO	101,778
INTERPUBLIC GROUP OF COS INC/T	215,749
INTUIT INC	1,041,164
INTUITIVE SURGICAL INC	3,531,012
IPG PHOTONICS CORP	183,376
ITT INC	378,088
J M SMUCKER CO/THE	662,204
JABIL INC	147,176
JACOBS SOLUTIONS INC	235,697
JAZZ PHARMACEUTICALS PLC	674,996
JEFFERIES FINANCIAL GROUP INC	588,862
JOHN BEAN TECHNOLOGIES CORP	613,920
JOHN WILEY & SONS INC	120,220
JONES LANG LASALLE INC	87,813
JUNIPER NETWORKS INC	222,474
KENNEDY-WILSON HOLDINGS INC	110,016
KEYCORP	750,471
KEYSIGHT TECHNOLOGIES INC	963,808
KINDER MORGAN INC	1,803,209
KIRBY CORP	736,293
KKR & CO INC	789,604
KORN FERRY	331,915
KOSMOS ENERGY LTD	332,062
KRAFT HEINZ CO/THE	687,510
KROGER CO/THE	610,969
L3HARRIS TECHNOLOGIES INC	465,558
LABORATORY CORP OF AMERICA HOL	614,132
LAM RESEARCH CORP	1,019,228
LAMAR ADVERTISING CO	380,338
LANDSTAR SYSTEM INC	105,233
LATTICE SEMICONDUCTOR CORP	1,289,360
LAUREATE EDUCATION INC	129,331
LCI INDUSTRIES	327,273
LEAR CORP	231,793
LEGEND BIOTECH CORP ADR	402,755
LENDINGCLUB CORP	1,203,928
LENNAR CORP	2,370,195
LESLIE'S INC	220,745
LIFE STORAGE INC	218,769
LINCOLN NATIONAL CORP	499,200

LITHIA MOTORS INC	219,277
LITTELFUSE INC	621,845
LIVANOVA PLC	195,445
LIVE NATION ENTERTAINMENT INC	135,714
LKQ CORP	138,492
LOUISIANA-PACIFIC CORP	99,752
LOWE'S COS INC	582,578
LPL FINANCIAL HOLDINGS INC	3,253,359
LULULEMON ATHLETICA INC	3,072,444
LVMH MOET HENNESSY LOUIS VUITT ADR	1,463,042
LYFT INC	768,524
LYONDELLBASELL INDUSTRIES NV	104,618
MAGNOLIA OIL & GAS CORP	446,207
MARATHON OIL CORP	433,661
MARKEL CORP	424,232
MARKETAXESS HOLDINGS INC	2,172,274
MARRIOTT INTERNATIONAL INC/MD	540,024
MARRIOTT VACATIONS WORLDWIDE C	336,610
MASCO CORP	224,809
MASONITE INTERNATIONAL CORP	135,586
MASTERCARD INC	4,425,560
MATIV HOLDINGS INC	204,214
MATSON INC	718,615
MCKESSON CORP	642,956
MEDICAL PROPERTIES TRUST INC	213,264
MERCK & CO INC	1,697,535
MERIT MEDICAL SYSTEMS INC	1,450,888
MERITAGE HOMES CORP	201,088
META PLATFORMS INC	681,245
METHODE ELECTRONICS INC	169,360
METROPOLITAN BANK HOLDING CORP	138,579
MICRON TECHNOLOGY INC	1,444,422
MICROSOFT CORP	9,102,608
MIDDLEBY CORP/THE	331,135
MODINE MANUFACTURING CO	226,245
MOLINA HEALTHCARE INC	943,108
MOMENTIVE GLOBAL INC	1,134,308
MONDAY.COM LTD	760,182
MOOG INC	213,959
MORGAN STANLEY	1,358,195
MURPHY USA INC	568,864
N-ABLE INC	950,232
NATIONAL ENERGY SERVICES REUNI	146,871
NATIONAL STORAGE AFFILIATES TR	219,032

NCR CORP	135,193
NETAPP INC	149,549
NETFLIX INC	2,571,648
NEVRO CORP	425,819
NEW YORK TIMES CO/THE	4,616,429
NEXSTAR MEDIA GROUP INC	1,632,505
NEXTIER OILFIELD SOLUTIONS INC	264,079
NIKE INC	3,652,935
NMI HOLDINGS INC	264,699
NORTHWESTERN CORP	339,959
NOVO NORDISK A/S ADR	2,619,235
NOW INC	167,411
NUCOR CORP	102,285
NVIDIA CORP	7,199,295
NXP SEMICONDUCTORS NV	2,020,414
OCEANFIRST FINANCIAL CORP	180,391
OKTA INC	1,813,068
OLD SECOND BANCORP INC	115,745
OLIN CORP	188,096
OMNICELL INC	346,638
ON SEMICONDUCTOR CORP	1,158,024
ONEMAIN HOLDINGS INC	761,167
ORACLE CORP	2,813,082
O'REILLY AUTOMOTIVE INC	599,261
ORGANON & CO	2,188,455
OSHKOSH CORP	255,486
OSI SYSTEMS INC	168,105
OVINTIV INC	442,140
OWENS CORNING	95,963
OXFORD INDUSTRIES INC	152,256
PACCAR INC	1,510,777
PACIFIC BIOSCIENCES OF CALIFOR	2,111,217
PACKAGING CORP OF AMERICA	105,782
PACWEST BANCORP	274,826
PAPA JOHN'S INTERNATIONAL INC	2,350,197
PAR PACIFIC HOLDINGS INC	178,955
PARKER-HANNIFIN CORP	248,514
PAYCHEX INC	926,676
PDC ENERGY INC	835,016
PEAPACK-GLADSTONE FINANCIAL CO	173,482
PEDIATRIX MEDICAL GROUP INC	549,374
PELOTON INTERACTIVE INC	718,467
PENNYMAC FINANCIAL SERVICES IN	150,829
PERFORMANCE FOOD GROUP CO	215,868

PETCO HEALTH & WELLNESS CO INC	126,729
PETIQ INC	106,491
PFIZER INC	2,438,512
PHOTRONICS INC	253,544
PINNACLE FINANCIAL PARTNERS IN	666,178
PINNACLE WEST CAPITAL CORP	529,771
PORTLAND GENERAL ELECTRIC CO	794,731
PPL CORP	289,979
PRA GROUP INC	181,804
PREFERRED BANK/LOS ANGELES CA	269,901
PRESTIGE CONSUMER HEALTHCARE I	269,806
PROG HOLDINGS INC	156,570
PROPETRO HOLDING CORP	184,970
PROSPERITY BANCSHARES INC	402,138
PUBLIC SERVICE ENTERPRISE GROU	338,517
PVH CORP	2,840,189
QCR HOLDINGS INC	202,333
QORVO INC	242,915
QUALTRICS INTERNATIONAL INC	460,166
QUANEX BUILDING PRODUCTS CORP	209,994
QUEST DIAGNOSTICS INC	632,800
QUIDELORTHO CORP	2,358,238
R1 RCM INC	204,404
RAMACO RESOURCES INC	118,296
RBB BANCORP	117,698
RELAY THERAPEUTICS INC	306,494
RELIANCE STEEL & ALUMINUM CO	104,054
RENAISSANCERE HOLDINGS LTD	395,358
REPUBLIC SERVICES INC	488,872
RESIDEO TECHNOLOGIES INC	241,881
RITCHIE BROS AUCTIONEERS INC	2,156,365
ROBLOX CORP	557,503
ROCKET LAB USA INC	282,780
ROSS STORES INC	578,029
RYDER SYSTEM INC	225,388
S&P GLOBAL INC	2,825,219
SABRA HEALTH CARE REIT INC	209,371
SALESFORCE INC	2,761,187
SALLY BEAUTY HOLDINGS INC	768,252
SANDY SPRING BANCORP INC	90,541
SCHLUMBERGER LTD	2,195,121
SCIENCE APPLICATIONS INTERNATI	1,019,779
SEALED AIR CORP	555,264
SEAWORLD ENTERTAINMENT INC	613,813

SEMPRA ENERGY	280,026
SENSATA TECHNOLOGIES HOLDING P	1,956,653
SERVISFIRST BANCSHARES INC	38,107
SHELL PLC ADR	446,944
SHOPIFY INC	851,367
SIGNATURE BANK/NEW YORK NY	508,581
SITEONE LANDSCAPE SUPPLY INC	1,940,590
SIX FLAGS ENTERTAINMENT CORP	316,595
SKECHERS USA INC	1,603,203
SKYWORKS SOLUTIONS INC	112,546
SLM CORP	1,524,810
SM ENERGY CO	434,713
SMART GLOBAL HOLDINGS INC	158,308
SMARTSHEET INC	734,458
SNAP-ON INC	249,740
SNOWFLAKE INC	1,781,188
SONOCO PRODUCTS CO	96,165
SOTERA HEALTH CO	533,978
SOUTHERN FIRST BANCSHARES INC	112,454
SOUTHSTATE CORP	250,919
SP PLUS CORP	163,219
SPIRIT REALTY CAPITAL INC	209,952
SPORTRADAR HOLDING AG	440,850
SPOTIFY TECHNOLOGY SA	827,317
SPRINGWORKS THERAPEUTICS INC	439,413
SPX TECHNOLOGIES INC	354,182
SS&C TECHNOLOGIES HOLDINGS INC	118,384
STAG INDUSTRIAL INC	1,235,082
STANDARD MOTOR PRODUCTS INC	128,899
STARWOOD PROPERTY TRUST INC	194,811
STEEL DYNAMICS INC	98,872
STERIS PLC	1,423,036
STERLING CHECK CORP	136,182
STEVANATO GROUP SPA	175,387
STEVEN MADDEN LTD	317,682
STOCK YARDS BANCORP INC	42,757
STRIDE INC	375,516
SUMO LOGIC INC	353,095
SVB FINANCIAL GROUP	2,089,671
SYNCHRONY FINANCIAL	503,349
SYNEOS HEALTH INC	319,666
SYNOVUS FINANCIAL CORP	453,003
TD SYNNEX CORP	377,609
TE CONNECTIVITY LTD	1,000,941

TEGNA INC	407,526
TELEDYNE TECHNOLOGIES INC	441,101
TELEFLEX INC	755,380
TEMPUR SEALY INTERNATIONAL INC	2,388,578
TENABLE HOLDINGS INC	381,920
TENNANT CO	813,832
TEREX CORP	172,375
TESLA INC	4,191,939
TEXAS INSTRUMENTS INC	946,876
TEXTRON INC	274,279
THERMO FISHER SCIENTIFIC INC	702,130
TIMKEN CO/THE	258,794
TJX COS INC/THE	2,673,684
T-MOBILE US INC	1,696,240
TOPGOLF CALLAWAY BRANDS CORP	655,048
TOTALENERGIES SE ADR	1,940,683
TRACTOR SUPPLY CO	656,237
TRADE DESK INC/THE	1,193,285
TRANSDIGM GROUP INC	331,196
TRANSUNION	130,071
TRAVEL + LEISURE CO	873,491
TRIMBLE INC	1,215,715
TRINET GROUP INC	916,520
TRITON INTERNATIONAL LTD	245,751
TTEC HOLDINGS INC	97,527
TTM TECHNOLOGIES INC	84,071
TWIST BIOSCIENCE CORP	583,845
UBER TECHNOLOGIES INC	2,452,128
UFP INDUSTRIES INC	106,908
UGI CORP	454,515
ULTA BEAUTY INC	580,240
ULTRA CLEAN HOLDINGS INC	210,370
UNDER ARMOUR INC	794,371
UNITED RENTALS INC	243,818
UNITED STATES STEEL CORP	103,031
UNITED THERAPEUTICS CORP	641,554
UNITEDHEALTH GROUP INC	2,788,747
UNIVAR SOLUTIONS INC	371,329
UNIVERSAL CORP/VA	82,912
UNIVERSAL HEALTH SERVICES INC	1,081,894
UNUM GROUP	518,373
US FOODS HOLDING CORP	866,013
VALLEY NATIONAL BANCORP	238,980
VALVOLINE INC	376,650

VECTOR GROUP LTD	107,630
VERACYTE INC	564,584
VERITEX HOLDINGS INC	264,092
VERIZON COMMUNICATIONS INC	334,742
VERTEX PHARMACEUTICALS INC	1,929,339
VICI PROPERTIES INC	395,442
VICTORIA'S SECRET & CO	2,309,814
VIMEO INC	613,644
VIPER ENERGY PARTNERS LP	437,526
VISA INC	5,298,088
VISTRA CORP	3,307,462
VOYA FINANCIAL INC	310,709
W R BERKLEY CORP	175,184
WALKER & DUNLOP INC	274,758
WARNER MUSIC GROUP CORP	2,458,369
WEBSTER FINANCIAL CORP	189,739
WELLS FARGO & CO	2,587,644
WERNER ENTERPRISES INC	109,829
WESCO INTERNATIONAL INC	892,926
WESTERN DIGITAL CORP	110,835
WESTINGHOUSE AIR BRAKE TECHNOL	3,836,896
WESTLAKE CORP	106,949
WHITE MOUNTAINS INSURANCE GROU	338,025
WINTRUST FINANCIAL CORP	355,069
WISDOMTREE INC	785,934
WIX.COM LTD	2,668,460
WORKDAY INC	1,723,666
WORLD FUEL SERVICES CORP	224,434
WORTHINGTON INDUSTRIES INC	179,553
WSFS FINANCIAL CORP	55,950
WYNDHAM HOTELS & RESORTS INC	2,335,471
YETI HOLDINGS INC	183,623
ZEBRA TECHNOLOGIES CORP	525,384
ZIFF DAVIS INC	1,622,578
ZIMMER BIOMET HOLDINGS INC	549,398
ZIMVIE INC	6
ZIPRECRUITER INC	972,212
ZOOMINFO TECHNOLOGIES INC	711,469
TOTAL CORPORATE STOCKS	$475,488,575

REGISTERED INVESTMENT COMPANIES
DODGE & COX INTL STCK-I	$22,378,370
TOTAL REGISTERED INVESTMENT COMPANIES	$22,378,370

	SELF DIRECTED BROKERAGE
*	VARIOUS MUTUAL FUNDS AND MONEY MARKETS	$80,847,447
	TOTAL SELF-DIRECTED BROKERAGE	$80,847,447

	NET ASSETS PENDING SETTLEMENT	$(4,769,751)

	TOTAL ASSETS AT FAIR VALUE	$4,028,215,236

*	PARTICIPANT LOANS (Interest rates ranging from 4.25% to 10.5%, maturing through May 2048)	$51,567,051

	TOTAL NET ASSETS	$4,712,235,376

*	Party-in-interest to the Plan

Note: (d) Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP